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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                            DOVE ENTERTAINMENT, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   259901 10 6
                                   -----------
                                 (CUSIP Number)

                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                        One S.E. Third Avenue, Suite 2800
                         Miami, Fl 33131 (305) 374-5600
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 20, 1998
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





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(1)      Name of Reporting Person.  S.S. or I.R.S.            Norton Herrick
         Identification No. of Above Person

(2)      Check the Appropriate Box if                         (a)
         a Member of a Group (See Instructions)               (b)

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)                   PF

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                 United States

Number of Shares           (7)   Sole Voting Power            315,000
     Beneficially
     Owned by Each         (8)   Shared Voting Power          -0-
     Reporting
     Person With           (9)   Sole Dispositive Power       315,000

                           (10)  Shared Dispositive Power     -0-

(11)     Aggregate Amount Beneficially                        315,000
         owned by Each Reporting Person

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions)

(13)     Percent of Class Represented                         4.9% (See Item 5)
         by Amount in Row (11)

(14)     Type of Reporting Person (See Instructions)          IN





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         The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment of the Schedule 13D dated February 5, 1997 (the "Original Schedule 13D"). Capitalized terms used herein and not defined have the meanings ascribed to them in the Original Schedule 13D. For further information regarding any of the items amended herein, reference is made to the Original Schedule 13D. As a result of the transactions reported in this Statement, Mr. Herrick is no longer subject to the reporting requirements of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

         (a), (b) and (e) As of February 5, 1997, Mr. Herrick may be deemed to beneficially own 315,000 shares of Common Stock (which includes 127,500 shares of Common Stock issuable upon exercise of the Warrants), representing approximately 4.9% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 6,301,544 shares of Common Stock issued and outstanding as reported on the Issuer's Quarterly Report on Form 10-QSB/A for the quarter ended September 30, 1997, plus the 127,500 shares of Common Stock issuable upon exercise of the Warrants that Mr. Herrick may be deemed to beneficially own and which are deemed outstanding for purposes of this computation).

         (c) On March 20, 1998, Mr. Herrick sold Warrants to purchase 60,000 shares of Common Stock at $.10 per warrant in a privately negotiated transaction.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  April 3, 1998                    /s/ Norton Herrick
                                         --------------------------------------
                                         NORTON HERRICK






















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